================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K



(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended  December 31, 1997  or


[   ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

    For the transition period from               to
                                  ---------------  -------------


    Commission File Number    0-20854
                          ---------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        ALLWASTE EMPLOYEE RETIREMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              PHILIP SERVICES CORP.
                              100 King Street West
                               Hamilton, Ontario

================================================================================

                        ALLWASTE EMPLOYEE RETIREMENT PLAN

                              FINANCIAL STATEMENTS




     In accordance with Item 4 of the required information for Form 11-K, the following statements of financial condition for the Allwaste Employee Retirement Plan have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

                        ALLWASTE EMPLOYEE RETIREMENT PLAN

            INDEX TO THE FINANCIAL STATEMENTS, EXHIBITS AND SCHEDULES



Report of Independent Public Accountants

         Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996

         Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1997 and 1996

Notes to Financial Statements December 31, 1997 and 1996

Exhibit I    -  Statements of Net Assets Available for Benefits by Investment
                Fund as of December 31, 1997 and 1996

Exhibit II   -  Statements of Changes in Net Assets Available for Benefits by
                Investment Fund for the Years Ended December 31, 1997 and 1996

Schedule I   -  Item 27a - Schedule of Assets Held for Investment Purposes as
                of December 31, 1997

Schedule II  -  Item 27b - Schedule of Loans or Fixed Income Obligations as of
                December 31, 1997

Schedule III -  Item 27d - Schedule of Reportable Transactions for the Year
                Ended December 31, 1997

Schedule IV  -  Item 27e - Schedule of Non-Exempt Transactions for the Year
                Ended December 31, 1997

Exhibit 23.1 -  Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Committee of the Allwaste Employee Retirement Plan:

     We have audited the accompanying statements of net assets available for benefits of the Allwaste Employee Retirement Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, loans or fixed income obligations as of December 31, 1997, reportable transactions for the year ended December 31, 1997 and non-exempt transactions for the year ended December 31, 1997 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






ARTHUR ANDERSEN LLP



Houston, Texas
June 29, 1998

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996



                                                                   1997          1996
                                                               -----------   -----------
Investments, at fair value:
   Allwaste, Inc. common stock                                 $        --   $ 3,250,321
   Philip Services Corp. common stock                            4,664,457            --
   Nations Prime Fund Trust A Shares                               291,816       196,592
   Fidelity Advisor Growth Opportunities Fund                    4,644,052     2,634,068
   Fidelity Advisor Strategic Opportunities Fund                 1,649,727     1,073,940
   Nations Balanced Assets Fund                                  1,014,490       678,693
   Nations Strategic Fixed Income Fund                             780,355       631,680
   NationsBank Stable Capital Fund                               3,490,624     2,995,020
   Nations Treasury Fund                                            57,683        45,791
   T. Rowe Price Prime Reserve Fund                                348,226            --
   Participant Loans Receivable                                  1,139,773       716,951
                                                               -----------   -----------

   Total investments                                            18,081,203    12,223,056

Contributions receivable:
   Participants                                                    350,944       561,500
   Company                                                          68,650       133,378

Cash                                                                    --        10,622
                                                               -----------   -----------


Net assets available for benefits                              $18,500,797   $12,928,556
                                                               ===========   ===========






   The accompanying notes are an integral part of these financial statements.

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996




                                                                         1997           1996
                                                                    ------------   ------------
Additions to net assets attributed to:

     Interest and dividend income                                   $    906,544   $    304,058


     Net appreciation of fair value in investments                     3,494,061        410,589

     Contributions:
       Participants                                                    3,284,777      3,115,017
       Company                                                           683,068        717,693
       Rollovers                                                         420,077        181,724


       Total additions                                                 8,788,527      4,729,081

Deductions from net assets attributed to:


     Distributions                                                    (3,183,801)    (1,692,516)
     Administrative expenses                                             (32,485)       (29,956)

       Total deductions                                               (3,216,286)    (1,722,472)
                                                                    ------------   ------------

     Increase in net assets available for benefits                     5,572,241      3,006,609

     Net assets available for benefits at beginning of year           12,928,556      9,921,947
                                                                    ------------   ------------

     Net assets available for benefits at end of year               $ 18,500,797   $ 12,928,556
                                                                    ============   ============






   The accompanying notes are an integral part of these financial statements.

                        ALLWASTE EMPLOYEE RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-

Basis of Accounting -

The financial statements of the Allwaste Employee Retirement Plan (the "Plan") are prepared on the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition -

The investments of the Plan are stated at fair value in the accompanying statements of net assets available for benefits. Investments in mutual funds, equity funds, and common/collective funds are valued at quoted market prices which represent the net asset value of shares held by the Plan for the period presented. Guaranteed investment contracts held in the common/collective funds are fully benefit responsive (i.e., provide for all participant-initiated transactions permitted by an ongoing plan, at contract value, with no conditions, limits or restrictions) and are recorded at contract value which approximates fair value. The Philip Services Corp. ("Philip") and Allwaste, Inc. common stock is valued at its quoted market price. Investments in money market funds are valued at $1 per share. Purchases and sales of investments are recorded on the trade-date basis. Interest and dividend income are recorded on the accrual basis. The net appreciation of investments recognized in the accompanying statements of changes in net assets available for benefits includes realized and unrealized gains and losses on investments.

Distributions -

Distributions are recorded when paid.

(2) DESCRIPTION OF THE PLAN -

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Organization and Administration -

The Allwaste Retirement Savings Plan (the "Original Plan") was established effective October 1, 1990, for the benefit of all eligible personnel of Allwaste, Inc., and certain subsidiaries (collectively, "Allwaste") that had adopted its terms and provisions. Effective July 1, 1995, Allwaste adopted the NationsBank Defined Contribution Master Plan and Trust as an amendment and restatement of the Original Plan, which was renamed the "Allwaste Employee Retirement Plan." Effective August 1, 1997, Allwaste merged (the "Merger") with Philip (collectively the "Companies"), and effective January 2, 1998, the Plan merged with the Philip Services Corp. 401(k) Plan (the "Philip Plan"). All references to the Companies will reflect Allwaste as the sponsor prior to the Merger and Philip as the sponsor subsequent to the Merger.

Employees who are at least 21 years of age and have one or more years of service as defined under the Plan (except for nonresident aliens who do not receive any earned income constituting source income, independent contractors, contract laborers, consultants, leased employees and employees subject to collective bargaining agreements that do not provide for participation in the Plan) are eligible to participate in the Plan.

The Plan has established a trust for the purpose of receiving and investing contributions and paying benefits under the Plan. Effective July 1, 1995, Allwaste established NationsBank of Georgia, N.A. (the "Trustee") as the trustee of the Plan. During 1997, the Trustee discontinued its business of providing trustee related services to sponsors of defined contribution plans. Philip named
T. Rowe Price ("Successor Trustee") as the successor trustee and custodian effective December 31, 1997. The Successor Trustee accepted certain assets and performed certain trustee duties prior to December 31, 1997 to facilitate the transition from the Trustee.

Subsequent to the Merger, Philip retained responsibility for administration of the Plan and has appointed a committee composed of three members of management of Philip (the "Plan Committee") to assist in Plan administration. Neither the Companies nor the Plan Committee receive any compensation from the Plan for their services in administering the Plan. Significantly all expenses of the Plan's administration, including those of the Trustee, are paid by the Companies, but to the extent not paid by the Companies such expenses will be paid from the Plan assets. During 1997 and 1996, $32,485 and $29,956 respectively were paid from the Plan for administrative expenses related to participant directed transactions.

Contributions -

A participant may contribute from 0.5 percent to 15 percent of eligible compensation for each Plan year, subject to Internal Revenue Code of 1986, as amended (the "Code"), limitations. The Companies match 50 percent of the participant's contributions from 0.5 percent to 3 percent of eligible compensation. Participants may change their contribution rates effective the first day of each calendar quarter, provided the participant gives written notice of such changes.

ERISA -

The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), covers most employee benefit plans and provides certain minimum standards relating to, among other things, participation, vesting of benefits, funding, fiduciary responsibility and reporting to participants in such plans. The Plan is subject to the provisions of ERISA.

Investment Programs -

Under the Plan, participants may elect to have their contributions invested in any of the five participant directed investment funds and the Allwaste, Inc. Stock Fund, as follows:

     a. Fidelity Advisor Growth Opportunities Fund - a Fidelity Investments mutual fund which invests in a broadly diversified selection of stocks.

     b. Fidelity Advisor Strategic Opportunities Fund - a Fidelity Investments mutual fund which invests in a diversified selection of value-oriented stocks and other securities.

     c. Nations Balanced Assets Fund - a NationsBank "Nations Fund" mutual fund which invests in a combination of common stock, fixed income securities and money market instruments.

     d. Nations Strategic Fixed Income Fund - a NationsBank "Nations Fund" mutual fund which invests primarily in a mix of corporate, government and mortgage-backed securities.

\     e.   NationsBank Stable Capital Fund - a NationsBank common\collective trust fund which invests in short-term securities, including guaranteed investment contracts, commercial paper, bank obligations, corporate paper and money market instruments.

     f. Philip Services Corp. Stock Fund (formerly Allwaste, Inc. Stock Fund)- invested in Philip common stock (formerly Allwaste common stock) and cash temporarily help pending investment in the stock. Cash is held in the Nations Prime Fund Trust A Shares (a money market fund). Effective August 1, 1997, each share of Allwaste's common stock held in the Allwaste, Inc. Stock Fund was exchanged for 0.611 shares of Philip's common stock and the fund was renamed the Philip Services Corp. Stock Fund.

A participant may change his investment elections regarding existing balances, future contributions or both. Such changes must be made in one percent increments. The Companies' matching contributions are invested in the participant's elected funds in the same proportion as the participant's contributions.

Forfeitures are invested in the Nations Treasury Fund, a NationsBank liquid asset fund with the underlying investment at December 31, 1997 and 1996 in U.S. Treasury obligations, collateralized repurchase agreements, and money market funds.

For the period from December 15, 1997 through December 31, 1997, (the "Transition Period"), the assets held by the Trustee were frozen to participant contributions and all other participant directed activity. Contributions received during the Transition Period, were held in trust by the Successor Trustee and invested in a non-participant directed investment fund, as follows:

     Prime Reserve Fund - a T. Rowe Price liquid asset fund which invests in high-quality, U.S. dollar denominated money market securities.

The Plan's statements of net assets available for benefits as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended are presented by fund on Exhibits I and II, respectively.

Allocations to Participants' Accounts -

Participant contributions and the Companies matching contributions are recorded to each participant's account when received. Interest income, dividend income and any investment gains or losses are allocated to participant's accounts daily for each investment program.

Vesting -

Participants are fully vested in their contributions. The Companies' matching contributions vest according to the following schedule:




         Years of Service            Vesting Percentage
         ----------------            ------------------
            Less than 1                       0%
                 1                           20%
                 2                           40%
                 3                           60%
                 4                           80%
             5 or more                      100%

A year of vesting service credit is earned for each twelve-month period that a participant is employed by the Companies beginning with his date of employment; provided that if a participant is employed for less than a full twelve-month period, he may still earn a year of vesting service credit if he has completed 1,000 hours of service during the twelve-month period since the most recent anniversary date of employment.

Under the Plan, non-vested amounts are forfeited at the earlier of the distribution date or the last day of the Plan year under the Plan. For the years ended December 31, 1997 and 1996, forfeited accounts totaled $11,892 and $45,791, respectively. These accounts are used to reduce future Company contributions. No forfeitures were used to reduce Company contributions in 1996. In 1997 $53,974 was applied to 1997 contributions.

Participant Loans receivable -

Under the Plan, participants are permitted to borrow up to 50 percent of their vested account balances. A participant may only have one outstanding loan from the Plan at any one time and may borrow up to an aggregate of $50,000 from his vested Plan account balance. Participant loans are made at commercially reasonable rates in accordance with the loan policy adopted pursuant to the Plan , subject to applicable provisions of the Code. In 1997 and 1996, loans were made in the amount of $1,078,413 and $972,594 respectively. At December 31, 1997, $70,535 of outstanding loan balances were in default as defined in the plan and are identified in Schedule II; no loans were in default at December 31, 1996.

Distributions of Benefits -

Effective January 1, 1996, the Plan was amended to permit benefit payment elections prior to separation from service if the Participant has incurred a disability.

Benefits are payable to participants or to their designated beneficiaries, as applicable, only at the time of their retirement, disability, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with the guidelines for such withdrawals under the Code.

Funds other than the Philip Services Corp. Stock Fund are distributed in cash only, based on the account balances as of the last day of the quarter in which a distributable event occurs. For the Philip Services Corp. Stock Fund, the participant determines whether the distribution will be made in shares of Philip Services Corp. common stock (with fractional shares and uninvested amounts in cash) or in cash. The market value of Philip's common stock is used to determine the amount of the cash distribution.

(3) RELATED-PARTY TRANSACTIONS -

Philip Services Corp. common stock, certain investments sponsored by NationsBank, and certain investments sponsored by T. Rowe Price are included in the Plan assets. Philip is the Plan Sponsor and NationsBank and T. Rowe Price serve in a custodial capacity under the Plan. Therefore, these transactions with the forementioned parties qualified as party-in-interest transactions. Since all transactions involving these parties were transacted at fair market value, they were permitted under the provisions of the Plan and were exempt from prohibition of party-in-interest transactions under ERISA.

(4) FEDERAL INCOME TAXES -

The Plan obtained its latest determination letter on August 14, 1996, in which the Internal Revenue Service stated that the Plan as then designed, was in compliance with the applicable requirements of the Code. Therefore, the Plan Committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1997 and 1996.

(5) RECONCILIATION TO FORM 5500 -

The Plan reports distributions to participants on a cash basis of accounting in the financial statements as required by generally accepted accounting principles. Net assets available for benefits include amounts payable to participants of $0 and $109,591 as of December 31, 1997 and 1996, respectively.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as of December 31:



                                                                          1997          1996
                                                                      ------------  ------------

Net assets available for benefits per the financial statements        $ 18,500,797  $ 12,928,556
  Less - Amounts payable to participants                                      --        (109,591)
                                                                      ------------  ------------
Net assets available for benefits per the Form 5500                   $ 18,500,797  $ 12,818,965
                                                                      ============  ============



The following table reconciles distributions per the financial statements to the Form 5500 for the years ended December 31:



                                                                         1997          1996
                                                                      ----------    -----------
Distributions per the financial statements                            $3,183,801    $ 1,692,516
  Add - Amounts payable to participants at December 31, 1997
    and 1996                                                                 --         109,591
  Less - Amounts payable to participants at December 31, 1996
    and 1995                                                            (109,591)      (178,095)
                                                                      ----------    -----------

Distributions per the Form 5500                                       $3,074,210    $ 1,624,012
                                                                      ==========    ===========


Amounts payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


(6) NON-EXEMPT TRANSACTIONS -

For the year ended December 31, 1997, certain contributions were not remitted to the Plan trust by the Companies within the time period established by the Department of Labor. As such, these transactions represent non-exempt transactions between the Companies and the Plan as identified in Schedule III. The Plan Committee does not believe any required corrective actions will materially affect the Plan.

(7)  SUBSEQUENT EVENT -

Effective January 2, 1998, all Plan assets held by NationsBank were liquidated and transferred to the Philip Plan. NationsBank funds and Fidelity funds were mapped to comparable T. Rowe Price funds as follows:

         Fidelity Advisor Growth Opportunities Fund was mapped to T. Rowe Price Spectrum Growth Fund - T. Rowe Price "Spectrum" fund, which invests primarily in domestic stock funds and also in a foreign stock fund.

         Fidelity Advisor Strategic Opportunities Fund was mapped to T. Rowe Price Capital Appreciation Fund - invests in common stocks and other securities believed by T. Rowe Price to be undervalued in relation to various measures, such as assets or earnings, and also to invest in fixed income securities.

         Nations Balanced Asset Fund was mapped to T. Rowe Price Balanced Fund - invests in a diversified portfolio consisting of approximately
         60% in common stocks and the balance in fixed income securities and cash reserves.

         Nations Strategic Fixed Income Fund was mapped to T. Rowe Price New Income Fund - invests at least 80% of assets in income- producing investment-grade debt securities.

         NationsBank Stable Capital Fund was mapped to T. Rowe Price Prime Reserve Fund


The Philips Services Corp. Stock Fund at Nations Bank was mapped to Philips Services Corp. Stock Fund at T.Rowe Price. Participant and Companies contributions and loan payments from certain fourth quarter payrolls and from the Transition Period and January 1998 were invested in the T. Rowe Price Prime Reserve Fund. In February 1998, these funds were allocated to the participants' new investment elections in the Philip Plan, which included the T. Rowe Price funds described above and Philip Services Corp. common stock, as well as five additional T. Rowe Price funds.

                                 SIGNATURE PAGE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Allwaste Employee Retirement Plan Committee, which administers the Allwaste Employee Retirement Plan, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized in the City of Houston and the State of Texas, on the 29th day of June, 1998.

ALLWASTE EMPLOYEE RETIREMENT
PLAN COMMITTEE



/s/ Michael W. Ramirez
---------------------------
Michael W. Ramirez



/s/ Evelyn Pottenger
---------------------------
Evelyn Pottenger



/s/ James E. Rief
---------------------------
James E. Rief

                                                                       EXHIBIT I

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                             AS OF DECEMBER 31, 1997




                                                                                  Participant Directed Funds
                                                   ---------------------------------------------------------------------------------
                                                     Philip       Fidelity      Fidelity
                                                    Services      Advisor        Advisor        Nations      Nations     NationsBank
                                                      Corp.        Growth       Strategic      Balanced     Strategic      Stable
                                                      Stock     Opportunities Opportunities     Assets     Fixed Income    Capital
                                                      Fund          Fund          Fund           Fund          Fund          Fund
                                                   -----------  ------------- -------------   -----------  ------------  -----------

Investments, at fair value:
    Philip Services Corp. common stock              $4,664,457            --          --            --            --             --
    Nations Prime Fund Trust A Shares                  291,816            --          --            --            --             --
    Fidelity Advisor Growth Opportunities Fund              --     4,644,052          --            --            --             --
    Fidelity Advisor Strategic Opportunities Fund           --            --   1,649,727            --            --             --
    Nations Balanced Assets Fund                            --            --          --     1,014,490            --             --
    Nations Strategic Fixed Income Fund                     --            --          --            --       780,355             --
    NationsBank Stable Capital Fund                         --            --          --            --            --      3,490,624
    Nations Treasury Fund                                   --            --          --            --            --             --
    T. Rowe Price Prime Reserve Fund                        --            --          --            --            --             --
    Participant Loans Receivable                            --            --          --            --            --             --
                                                    ----------    ----------  ----------    ----------      --------     ----------
    Total investments                                4,956,273     4,644,052   1,649,727     1,014,490       780,355      3,490,624
Contributions receivable:
    Participants                                            --            --          --            --            --             --
    Company                                                 --            --          --            --            --             --

Interfund receivable (payable)                              --            --          --            --            --             --
                                                    ----------    ----------  ----------    ----------      --------     ----------
Net assets available for benefits                   $4,956,273    $4,644,052  $1,649,727    $1,014,490      $780,355     $3,490,624
                                                    ==========    ==========  ==========    ==========      ========     ==========





                                                                  Non-Participant
                                                                  Directed Funds
                                                    -------------------------------------------
                                                                                  T. Rowe Price
                                                    Participant      Treasury     Prime Reserve
                                                        Loans          Fund           Fund           Total
                                                    -----------    -------------  -------------   -----------
Investments, at fair value:
    Philip Services Corp. common stock                       --           --              --      $ 4,664,457
    Nations Prime Fund Trust A Shares                        --           --              --          291,816
    Fidelity Advisor Growth Opportunities Fund               --           --              --        4,644,052
    Fidelity Advisor Strategic Opportunities Fund            --           --              --        1,649,727
    Nations Balanced Assets Fund                             --           --              --        1,014,490
    Nations Strategic Fixed Income Fund                      --           --              --          780,355
    NationsBank Stable Capital Fund                          --           --              --        3,490,624
    Nations Treasury Fund                                    --       57,683              --           57,683
    T. Rowe Price Prime Reserve Fund                         --           --         348,226          348,226
    Participant Loans Receivable                      1,139,773           --              --        1,139,773
                                                     ----------     --------        --------      -----------
    Total investments                                 1,139,773       57,683         348,226       18,081,203

Contributions receivable:
    Participants                                             --           --         350,944          350,944
    Company                                                  --           --          68,650           68,650

Interfund receivable (payable)                               --      (57,683)         57,683               --
                                                     ----------     --------        --------      -----------
Net assets available for benefits                    $1,139,773            0        $825,503      $18,500,797
                                                     ==========     ========        ========      ===========





              This exhibit is an integral part of the accompanying
                    financial statements and notes thereto.

                                                                       EXHIBIT I
                                                                       continued

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                             AS OF DECEMBER 31, 1996






                                                                          Participant Directed Funds
                                                -----------------------------------------------------------------------------------
                                                                Fidelity       Fidelity
                                                  Allwaste,      Advisor       Advisor       Nations        Nations     NationsBank
                                                     Inc.        Growth        Strategic     Balanced      Strategic       Stable
                                                    Stock     Opportunities  Opportunities    Assets      Fixed Income    Capital
                                                     Fund         Fund           Fund          Fund           Fund          Fund
                                                ------------- -------------  ------------   ----------    ------------  ------------

Investments, at fair value:
     Allwaste, Inc. common stock                  $ 3,250,321   $        --   $        --   $        --   $        --   $        --
     Nations Prime Fund Trust A Shares                196,592            --            --            --            --            --
     Fidelity Advisor Growth Opportunities Fund            --     2,634,068            --            --            --            --
     Fidelity Advisor Strategic Opportunities Fund         --            --     1,073,940            --            --            --
     Nations Balanced Assets Fund                          --            --            --       678,693            --            --
     Nations Strategic Fixed Income Fund                   --            --            --            --       631,680            --
     NationsBank Stable Capital Fund                       --            --            --            --            --     2,995,020
     Nations Treasury Fund                                 --            --            --            --            --            --
     Participant Loans Receivable                          --            --            --            --            --            --
                                                  -----------   -----------   -----------   -----------   -----------   -----------


     Total investments                              3,446,913     2,634,068     1,073,940       678,693       631,680     2,995,020

Contributions receivable:
     Participants                                     112,782       150,154        67,638        49,472        34,758       146,696
     Company                                           28,152        31,729        15,181        11,084         8,607        38,625


Cash                                                       --            --            --            --            --            --

Interfund receivable (payable)                          2,120         3,123         1,355           470           321         3,233
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Net assets available for benefits                 $ 3,589,967   $ 2,819,074   $ 1,158,114   $   739,719   $   675,366   $ 3,183,574
                                                  ===========   ===========   ===========   ===========   ===========   ===========





                                                                   Non-Participant
                                                                   Directed Funds
                                                     -----------------------------------------
                                                                       Nations
                                                     Participant       Treasury     Unapplied
                                                        Loans           Fund          Cash          Total
                                                     ------------    -----------   -----------   -----------
Investments, at fair value:
     Allwaste, Inc. common stock                      $        --    $        --   $        --   $ 3,250,321
     Nations Prime Fund Trust A Shares                         --             --            --       196,592
     Fidelity Advisor Growth Opportunities Fund                --             --            --     2,634,068
     Fidelity Advisor Strategic Opportunities Fund             --             --            --     1,073,940
     Nations Balanced Assets Fund                              --             --            --       678,693
     Nations Strategic Fixed Income Fund                       --             --            --       631,680
     NationsBank Stable Capital Fund                           --             --            --     2,995,020
     Nations Treasury Fund                                     --         45,791            --        45,791
     Participant Loans Receivable                         716,951             --            --       716,951
                                                      -----------    -----------   -----------   -----------


     Total investments                                    716,951         45,791            --    12,223,056

Contributions receivable:
     Participants                                              --             --            --       561,500
     Company                                                   --             --            --       133,378


Cash                                                           --             --        10,622        10,622

Interfund receivable (payable)                                 --             --       (10,622)           --
                                                      -----------    -----------   -----------   -----------

Net assets available for benefits                     $   716,951    $    45,791   $        --   $12,928,556
                                                      ===========    ===========   ===========   ===========





              This exhibit is an integral part of the accompanying
                    financial statements and notes thereto.

                                                                      EXHIBIT II

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                              Participant Directed Funds
                                             --------------------------------------------------------------------------------------
                                               Philip       Fidelity        Fidelity
                                              Services      Advisor         Advisor          Nations       Nations       NationsBank
                                                Corp.        Growth         Strategic        Balanced     Strategic        Stable
                                                Stock     Opportunities   Opportunities       Assets     Fixed Income      Capital
                                                Fund          Fund            Fund             Fund         Fund            Fund
                                             -------------  -----------   -------------    -----------  ------------   -----------
Additions to net assets attributed to:
    Interest and dividend income              $    14,620  $   313,785    $   285,915    $   219,106    $    45,325    $    19,721
    Net appreciation in fair                    2,502,131      661,938        152,427        (39,236)        17,330        199,471
       value of investments
    Contributions:
       Participants                               542,133      767,053        307,595        206,332        157,583        654,349
       Company                                    127,915      152,043         65,641         45,381         37,370        170,968
       Rollovers                                  147,081      114,075         41,093         28,724         36,189         52,915
                                              -----------  -----------    -----------    -----------    -----------    -----------

              Total additions                   3,333,880    2,008,894        852,671        460,307        293,797      1,097,424

Deductions from net assets attributed to:
    Distributions                              (1,050,265)    (782,322)      (386,578)      (247,072)      (174,162)    (1,004,382)
    Administrative expenses                        (2,714)      (2,344)        (4,099)        (2,815)          (749)       (19,764)
                                              -----------  -----------    -----------    -----------    -----------    -----------

               Total deductions                (1,052,979)    (784,666)      (390,677)      (249,887)      (174,911)    (1,024,146)

Interfund transfers, net                         (914,595)     600,750         29,619         64,351        (13,898)       233,773
                                              -----------  -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets available
     for benefits                               1,366,306    1,824,978        491,613        274,771        104,988        307,051
Net assets available for benefits at
     beginning of year                          3,589,967    2,819,074      1,158,114        739,719        675,366      3,183,574
                                              -----------  -----------    -----------    -----------    -----------    -----------
Net assets available for benefits at
     end of year                              $ 4,956,273  $ 4,644,052    $ 1,649,727    $ 1,014,490    $   780,355    $ 3,490,624
                                              ===========  ===========    ===========    ===========    ===========    ===========






                                                         Non-Participant
                                                         Directed Funds
                                            ------------------------------------------
                                                                         T. Rowe Price
                                                             Nations         Prime
                                            Participant     Treasury        Reserve
                                               Loans          Fund           Fund          Total
                                            -----------    -----------    ------------  -----------
Additions to net assets attributed to:
    Interest and dividend income            $        --    $     7,271    $       801   $   906,544
    Net appreciation in fair                         --             --             --   $ 3,494,061
       value of investments
    Contributions:
       Participants                                  --             --        649,732   $ 3,284,777
       Company                                       --             --         83,750   $   683,068
       Rollovers                                     --             --             --   $   420,077
                                            -----------    -----------    -----------   -----------

              Total additions                        --          7,271        734,283   $ 8,788,527

Deductions from net assets attributed to:
    Distributions                               422,822          4,621         33,537   $(3,183,801)
    Administrative expenses                          --             --             --   $   (32,485)
                                            -----------    -----------    -----------   -----------

               Total deductions                 422,822          4,621         33,537   $(3,216,286)

Interfund transfers, net                             --        (57,683)        57,683   $        --
                                            -----------    -----------    -----------   -----------
Increase (decrease) in net assets available
     for benefits                               422,822        (45,791)       825,503   $ 5,572,241
Net assets available for benefits at
     beginning of year                          716,951         45,791             --   $12,928,556
                                            -----------    -----------    -----------   -----------
Net assets available for benefits at
     end of year                            $ 1,139,773    $        --    $   825,503   $18,500,797
                                            ===========    ===========    ===========   ===========


              This exhibit is an integral part of the accompanying
                    financial statements and notes thereto.

                                                                      EXHIBIT II

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                                                     Participant Directed Funds
                                            --------------------------------------------------------------------------------------
                                                              Fidelity       Fidelity
                                                              Advisor        Advisor        Nations        Nations      NationsBank
                                             Allwaste, Inc.    Growth        Strategic      Balanced      Strategic       Stable
                                                 Stock      Opportunities  Opportunities     Assets      Fixed Income     Capital
                                                 Fund           Fund           Fund           Fund           Fund          Fund
                                             -------------  -------------  -------------  -----------    ------------    -----------
Additions to net assets attributed to:
     Interest and dividend income            $     9,928    $   138,287    $     8,617    $    97,063    $    38,113    $     8,230
     Net appreciation (depreciation) in
        fair value of investments                164,486        229,321        (92,855)       (19,708)       (24,528)       153,873
     Contributions:
        Participants                             630,699        803,392        404,584        234,404        213,305        820,061
        Company                                  151,763        163,712         83,933         53,460         50,445        212,330
        Rollovers                                 21,916         49,709         33,468         18,387          4,254         53,990
                                             -----------    -----------    -----------    -----------    -----------    -----------

               Total additions                   978,792      1,384,421        437,747        383,606        281,589      1,248,484

Deductions from net assets attributed to:
     Distributions                              (454,501)      (246,973)      (149,587)      (124,252)       (67,425)      (596,578)
     Administrative expenses                      (2,466)        (1,925)        (3,685)        (2,613)          (775)       (18,492)
                                             -----------    -----------    -----------    -----------    -----------    -----------

                Total deductions                (456,967)      (248,898)      (153,272)      (126,865)       (68,200)      (615,070)

Interfund transfers, net                        (294,078)         2,213        (71,262)       (30,219)      (123,596)      (281,576)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
     available for benefits                      227,747      1,137,736        213,213        226,522         89,793        351,838
Net assets available for benefits at
     beginning of year                         3,362,220      1,681,338        944,901        513,197        585,573      2,831,736
                                             -----------    -----------    -----------    -----------    -----------    -----------
Net assets available for benefits at
     end of year                             $ 3,589,967    $ 2,819,074    $ 1,158,114    $   739,719    $   675,366    $ 3,183,574
                                             ===========    ===========    ===========    ===========    ===========    ===========






                                                               Non-Participant
                                                                Directed Funds
                                             -------------------------------------------------------
                                                             Nations
                                             Participant     Treasury     Unapplied      Liquidity
                                                Loans          Fund         Cash            Fund           Total
                                             -----------   -----------   -----------    -----------     -----------
Additions to net assets attributed to:
     Interest and dividend income            $        --   $     1,008   $        --    $     2,812     $   304,058
     Net appreciation (depreciation) in
        fair value of investments                     --            --            --             --         410,589
     Contributions:
        Participants                                  --            --         8,572             --       3,115,017
        Company                                       --            --         2,050             --         717,693
        Rollovers                                     --            --            --             --         181,724
                                             -----------   -----------   -----------    -----------     -----------

               Total additions                        --         1,008        10,622          2,812       4,729,081

Deductions from net assets attributed to:
     Distributions                               (53,200)           --                           --      (1,692,516)
     Administrative expenses                          --            --            --             --         (29,956)
                                             -----------   -----------   -----------    -----------     -----------

                Total deductions                 (53,200)           --            --             --      (1,722,472)

Interfund transfers, net                         770,151        44,783       (10,622)        (5,794)             --
                                             -----------   -----------   -----------    -----------     -----------
Increase (decrease) in net assets
     available for benefits                      716,951        45,791            --         (2,982)      3,006,609
Net assets available for benefits at
     beginning of year                                --            --            --          2,982       9,921,947
                                             -----------   -----------   -----------    -----------     -----------
Net assets available for benefits at
     end of year                             $   716,951   $    45,791   $        --    $        --     $12,928,556
                                             ===========   ===========   ===========    ===========     ===========


              This exhibit is an integral part of the accompanying
                    financial statements and notes thereto.

                                                                      SCHEDULE I


                        ALLWASTE EMPLOYEE RETIREMENT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997




    Identity                                                             Shares
       of                                                                  Or                               Current
      Issue                      Description of Asset                    Units             Cost              Value
------------------  ----------------------------------------------- ----------------- ---------------  ------------------
* Philip Services   Philip Services Corp. common stock                    25,536       $3,184,800        $ 4,664,457
      Corp.

* NationsBank       Nations Prime Fund Trust A Shares                    291,816          291,816            291,816

    Fidelity        Fidelity Advisor Growth Opportunities Fund           109,401        3,955,961          4,644,052
   Investments

    Fidelity        Fidelity Advisor Strategic Opportunities Fund         65,284        1,593,983          1,649,727
   Investments

* NationsBank       Nations Balanced Assets Fund                          95,526        1,080,872          1,014,490

* NationsBank       Nations Strategic Fixed Income Fund                   77,570          775,108            780,355

* NationsBank       NationsBank Stable Capital Fund                      263,255        3,230,400          3,490,624

* NationsBank       Nations Treasury Fund                                 57,683           57,683             57,683

* T. Rowe Price     T. Rowe Price Prime Reserve Fund                     348,226          348,226            348,226

* NationsBank       Participant Loans Receivable                              --        1,139,773          1,139,773
                                                                                      -----------        -----------

                    Total assets held for
                      investment purposes                                             $15,658,622        $18,081,203
                                                                                      ===========        ===========




(*) Party-in-interest

                                                                   Schedule II

                       ALLWASTE EMPLOYEE RETIREMENT PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                             AS OF DECEMBER 31, 1997



                                                                                Amount
                                                                            Received During
                                                                Original   the Reporting Year     Unpaid          Amount Overdue
Identity and Address                                             Amount    ------------------    Balance at    -------------------
    of Obligor          Description of Loan                     of Loan    Principal Interest   End of Year    Principal  Interest
--------------------    -------------------                     --------   --------- --------   -----------    ---------  --------
     Employee           8.25% interest, beginning               $  1,397   $     299 $     65   $     1,138    $     170  $     32
        #1              December 27, 1996, 77 bi-weekly
                        payments maturing December 10, 1999

     Employee           8.50% interest, beginning                  2,113          --       --         2,041          999       200
        #2              May 31, 1996, 77 bi-weekly
                        payments maturing May 14, 1999

     Employee           8.50% interest, beginning                 13,000       1,823      540         9,342        1,888       288
        #3              May 17, 1996, 103 bi-weekly
                        payments maturing April 28, 2000

     Employee           8.50% interest, beginning                  3,000          --       --         3,000         2,352       253
        #4              May 31, 1996, 103 weekly
                        payments maturing May 22, 1998

     Employee           8.25% interest, beginning                    500          --       --           500           74        34
        #5              February 14, 1997, 259 weekly
                        payments maturing February 1, 2002

     Employee           8.50% interest, beginning                  7,800         405      185         6,856          950       377
        #6              August 2, 1996, 129 bi-weekly
                        payments maturing July 13, 2001

     Employee           8.25% interest, beginning                  1,300         254       30         1,046          595        44
        #7              January 10, 1997, 38 bi-weekly
                        payments maturing June 26, 1998

     Employee           8.50% interest, beginning                 12,400          82       35        10,571        2,150       781
        #8              March 8, 1996, 129 bi-weekly
                        payments maturing February 16, 2001

     Employee           8.25% interest, beginning                  4,000          --       --         4,000        1,917       254
        #9              January 3, 1997, 103 weekly
                        payments maturing December 25, 1998

     Employee           8.50% interest, beginning                  1,000         169       20           579          332        24
       #10              June 28, 1996, 54 bi-weekly
                        payments maturing June 12, 1998

     Employee           8.50% interest, beginning                  3,900         445      183         3,061          245        87
       #11              May 24, 1996, 60 bi-weekly
                        payments maturing May 4, 2001

     Employee           8.25% interest, beginning                  4,200          --       --         4,015          253       313
       #12              September 20, 1996, 130 bi-weekly
                        payments maturing August 31, 2001

     Employee           8.25% interest, beginning                  2,739         492       80         2,247          405        53
       #13              May 2, 1997, 51 bi-weekly
                        payments maturing April 16, 1999

     Employee           8.25% interest, beginning                  2,500         488       58         2,012          691        59
       #14              April 18, 1997, 38 bi-weekly
                        payments maturing October 2, 1998

     Employee           8.25% interest, beginning                  1,955          35        6         1,920          847       113
       #15              January 24, 1997, 103 weekly
                        payments maturing January 15, 1999

     Employee           8.50% interest, beginning                    900         167       14           733          308        18
       #16              June 27, 1997, 25 bi-weekly
                        payments maturing June 12, 1998

     Employee           8.25% interest, beginning                    500          46       12           454           53        12
       #17              May 16, 1997, 77 bi-weekly
                        payments maturing April 28, 2000

     Employee           8.25% interest, beginning                  1,100         329       39           594          214        16
       #18              September 6, 1996, 51 bi-weekly
                        payments maturing August 21, 1998

     Employee           8.50% interest, beginning                    500          56        5           444          444        18
       #19              May 17, 1996, 25 bi-weekly
                        payments maturing May 2, 1997

     Employee           8.25% interest, beginning                    850         482       30           368          368         7
       #20              January 10, 1997, 25 bi-weekly
                        payments maturing December 26, 1997

     Employee           8.25% interest, beginning                  2,500          78       39         2,422          276       123
       #21              February 28, 1997, 259 weekly
                        payments maturing February 15, 2002

     Employee           8.25% interest, beginning                  2,500         695       89         1,492          531        44
       #22              October 4, 1996, 51 bi-weekly
                        payments maturing July 19, 1998

     Employee           8.25% interest, beginning                  1,800          --       --         1,800          291       132
       #23              January 17, 1997, 259 weekly
                        payments maturing January 4, 2002

     Employee           8.50% interest, beginning                  1,300          --       --         1,193          246        28
       #24              June 14, 1996, 129 bi-weekly
                        payments maturing May 25, 2001

     Employee           8.50% interest, beginning                  1,500          --       --         1,500          189        51
       #25              August 8, 1997, 77 bi-weekly
                        payments maturing July 21, 2000

     Employee           8.50% interest, beginning                  2,800          52        5         2,748        1,051        74
       #26              August 8, 1997, 12 weekly
                        payments maturing July 31, 1998

     Employee           8.50% interest, beginning                  2,500         209       45         1,858          593        98
       #27              June 14, 1996, 77 bi-weekly
                        payments maturing May 28, 1999

     Employee           8.50% interest, beginning                  4,000         636      120         2,481          664        93
       #28              April 19, 1996, 77 bi-weekly
                        payments maturing April 2, 1999


     Employee           8.25% interest, beginning                  1,500       1,045       39           120          120         1
       #29              October 18, 1996, 26 bi-weekly
                        payments maturing October 3, 1997

                                                                    SCHEDULE III

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997




        Identity of Party                Description of                            Purchase          Selling          Cost of
            Involved                        Assets                                 Price (a)         Price (b)        Assets
---------------------------- ---------------------------------------------       -----------       -----------      ----------

     Fidelity Investments    Fidelity Advisor Growth Opportunities Fund          $2,849,041        $      --        $2,849,041
                                                                                        --          1,500,995        1,321,205
     Fidelity Investments    Fidelity Advisor Strategic Opportunities Fund        1,418,723               --         1,418,273
                                                                                        --            994,914          984,834
     NationsBank             Nations Balanced Assets Fund                           801,525               --           801,525
                                                                                        --            426,491          431,827
     NationsBank             NationsBank Stable Capital Fund                      2,160,778               --         2,160,778
                                                                                        --          1,864,644        1,790,886
     NationsBank             Nations Strategic Fixed Income                         412,415               --           442,415
                                                                                        --            281,071          286,140
     Allwaste, Inc.          Allwaste Inc. common stock                             403,988               --           403,988
                                                                                         --         3,894,416        3,772,065
     Philip Services Corp.   Philip Services Corp. common stock                   2,968,568               --         2,968,568
                                                                                        --            522,480          237,082


                                                                               Current Value
                                                                               of Assets on
        Identity of Party                Description of                        Transaction      Net
            Involved                        Assets                                 Date     Gain (Loss)
---------------------------- ---------------------------------------------     -----------  -----------

     Fidelity Investments    Fidelity Advisor Growth Opportunities Fund        $2,849,041     $        --
                                                                                1,500,995         179,790
     Fidelity Investments    Fidelity Advisor Strategic Opportunities Fund      1,418,273              --
                                                                                  994,914          10,080
     NationsBank             Nations Balanced Assets Fund                         801,525              --
                                                                                  426,491          (5,336)
     NationsBank             NationsBank Stable Capital Fund                    2,160,778              --
                                                                                1,864,644          73,758
                                                                                2,204,687              --
     NationsBank             Nations Strategic Fixed Income                       412,415              --
                                                                                  281,071          (5,069)
     Allwaste, Inc.          Allwaste Inc. common stock                           403,988              --
                                                                                3,894,416         122,351
     Philip Services Corp.   Philip Services Corp. common stock                 2,968,568              --
                                                                                  522,480         285,398


     (a) Purchase price includes expenses incurred with transactions.

     (b) Selling price is net of transaction expenses.

     This schedule includes transactions involving the same investment activity which, in the aggregate, amounts to more than 5 percent of the current value of Plan assets at the beginning of the Plan year.

                                                                     SCHEDULE IV


                        ALLWASTE EMPLOYEE RETIREMENT PLAN
                 ITEM 27e - SCHEDULE OF NON-EXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997





                      Relationship to Plan,        Description of Transactions including                            Interest
   Identity of          Employer or Other       Maturity Date, Rate of Interest, Collateral        Amount           Incurred
  Party Involved        Party-In-Interest                and Par or Maturity Value                 Loaned          on Loan(a)
-------------------  ------------------------ ------------------------------------------------ ---------------  -----------------
Philip Services      Employer                 Lending of monies from the Plan to the
Corp.
                     (Allwaste, Inc.)         Employer (contributions not timely
                                              remitted to the Plan) as follows:

                                                   Deemed loan dated July 22,
                                                   1997 maturity July 29, 1997
                                                   with interest at 16.7% per
                                                   annum                                         $ 46,687.05           $ 149.52

                                                   Deemed loan dated October 21,
                                                   1997, maturity November 14,
                                                   1997, with interest at 16.7% per
                                                   annum                                           81,745.43             897.36

                                                   Deemed loan dated October 21,
                                                   1997 maturity June 17, 1998
                                                   with interest at 16.7% per annum                78,851.55           2,561.49

                                                   Deemed loan dated November
                                                   21, 1997 maturity December
                                                   16, 1997 with interest at 16.7%
                                                   per annum                                      160,163.15           1,832.00

                                                   Deemed loan dated November
                                                   21, 1997 maturity June 17,
                                                   1998 with interest at 16.7%
                                                   per annum                                        2,882.64              52.76

(a) Interest incurred on loan represents amounts for the year ended December 31, 1997. All interest payable through the maturity date was remitted to the Plan by June 23, 1998.

                                                                     SCHEDULE IV
                                                                       CONTINUED

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
                 ITEM 27e - SCHEDULE OF NON-EXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997




                      Relationship to Plan,        Description of Transactions including                           Interest
   Identity of          Employer or Other       Maturity Date, Rate of Interest, Collateral        Amount          Incurred
  Party Involved        Party-In-Interest                and Par or Maturity Value                 Loaned         on Loan(a)
-------------------  ------------------------ ------------------------------------------------ ---------------  ---------------
Philip Services      Employer                 Lending of monies from the Plan to the
Corp.                                         Employer (contributions not timely remitted
                                              To the Plan) as follows:

                     (Madsen-Barr)                 Deemed loan dated October 21,
                                                   1997 maturity June 23, 1998,
                                                   with interest at 16.7% per annum                 4,480.78          145.56

                                                   Deemed loan dated December
                                                   19, 1997 maturity June 23,
                                                   1998 with interest at 16.7%
                                                   per annum                                        9,599.68           115.12

                     (Allwaste Container           Deemed loan dated December
                       Services)                   19, 1997 maturity January 15,
                                                   1998 with interest at 16.7%
                                                   per annum                                       21,589.44           118.56

                     (Allies Staffing)             Deemed loan dated February
                                                   24, 1997 maturity March 14,
                                                   1997 with interest at 16.7%
                                                   per annum                                        1,252.62             9.74


(a) Interest incurred on loan represents amounts for the year ended December 31, 1997. All interest payable through the maturity date was remitted to the Plan by June 23, 1998.

                                                                     SCHEDULE IV
                                                                       CONTINUED

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
                 ITEM 27e - SCHEDULE OF NON-EXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997





                      Relationship to Plan,        Description of Transactions including                           Interest
   Identity of          Employer or Other       Maturity Date, Rate of Interest, Collateral        Amount          Incurred
  Party Involved        Party-In-Interest                and Par or Maturity Value                 Loaned         on Loan(a)
-------------------  ------------------------ ------------------------------------------------ ---------------  ---------------
Philips Services     Employer                 Lending of monies from the Plan to the
Corp.                                         Employer (contributions not timely remitted
                                              To the Plan) as follows:

                                                   Deemed loan dated October 21,
                                                   1997 maturity June 23, 1998
                                                   with interest at 16.7% per annum                 3,587.73           116.55

                                                   Deemed loan dated November
                                                   21, 1997 maturity June 23,
                                                   1998 with interest at 16.7% per
                                                   annum                                            3,894.90            71.28

                                                   Deemed loan dated December
                                                   19, 1997 maturity June 23,
                                                   1998 with interest at 16.7%
                                                   per annum                                        2,873.38            15.78



(a) Interest incurred on loan represents amounts for the year ended December 31, 1997. All interest payable through the maturity date was remitted to the Plan by June 23, 1998.

                                 EXHIBIT INDEX



EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
  23.1 - Consent of Independent Public Accountants